CLARKESON RESEARCH, INC.
SCHEDULE IV – RECONCILIATION OF COMPUTATION OFNET CAPITAL WITH
FOCUS REPORT, PART IIA
DECEMBER 31, 2015

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Part IIA FOCUS filing.

See independent auditors' report